Exhibit 99.1

Notice of Annual Meeting of Shareholders

You are invited to the Husky Energy Inc. Annual Meeting of Shareholders

When

Tuesday, April 26, 2016, 10:30 a.m. (Calgary time)

Where

TELUS Convention Centre, 129 – 9th Avenue S.E., Calgary, Alberta

Exhibition Hall E, North Building

Webcast

A live webcast of the meeting will be available at www.huskyenergy.com

Business of the Annual Meeting of Shareholders

1.	To receive the annual report of the Board of Directors to the shareholders and the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2015;

2.	To elect the Board of Directors for the ensuing year;

3.	To appoint KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation; and

5.	To transact such other business as may be properly brought before the Meeting, or any adjournment or adjournments thereof.

You have the Right to Vote

Only shareholders of record at the close of business on March 8, 2016 are entitled to notice of and to attend the Meeting, or any adjournment or adjournments thereof, and to vote thereat.

Important Information

Your participation at the Meeting is important. If you do not expect to attend in person and would like your Common Shares represented, please complete the enclosed proxy and return it as soon as possible in the envelope provided for that purpose. To be valid all proxies must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. (Calgary time) (12:30 p.m. Toronto time) on April 22, 2016, or on the second last business day preceding any adjournment of the Meeting.

By Order of the Board of Directors

James D. Girgulis
Senior Vice President, General Counsel & Secretary
Calgary, Alberta, Canada
March 8, 2016